                                     1997
================================================================================



                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE FISCAL YEAR ENDED JULY 31, 1997


                         COMMISSION FILE NUMBER 1-6101







                                  ROHR, INC.
                          SAVINGS PLAN FOR EMPLOYEES
                  COVERED BY COLLECTIVE BARGAINING AGREEMENTS
                     -------------------------------------
                           (FULL TITLE OF THE PLAN)




                                  ROHR, INC.
           (NAME OF ISSUER OF THE SECURES HELD PURSUANT TO THE PLAN)
             850 LAGOON DRIVE, CHULA VISTA, CALIFORNIA 91910-2098
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                                (619) 691-4111
                                (TELEPHONE NO.)


================================================================================

                                   Signature



      Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                                 ROHR, INC.
                                                 SAVINGS PLAN FOR EMPLOYEES
                                                 COVERED BY COLLECTIVE
                                                 BARGAINING AGREEMENTS
                                                 (Restated, 1994)




                                       By:  /s/ A.L. Majors
                                            ___________________________________
                                                A.L. Majors, Chairman
                                                Administrative Committee for the
                                                Rohr, Inc.,
                                                Savings Plan for Employees
                                                Covered by Collective Bargaining
                                                Agreements (Restated, 1994)



Date:  December 11, 1997

                     ROHR, INC. SAVINGS PLAN FOR EMPLOYEES
                     COVERED BY COLLECTIVE BARGAINING
                     AGREEMENTS


                     FINANCIAL STATEMENTS FOR THE YEARS
                     ENDED JULY 31, 1997 AND 1996
                     AND SUPPLEMENTAL SCHEDULES FOR
                     THE YEAR ENDED JULY 31, 1997, AND
                     INDEPENDENT AUDITORS' REPORT


ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
BY COLLECTIVE BARGAINING AGREEMENTS

TABLE OF CONTENTS
------------------------------------------------------------------------------------------------------------------------
                                                                                                                    PAGE
INDEPENDENT AUDITORS' REPORT                                                                                           1

FINANCIAL STATEMENTS AS OF JULY 31, 1997 AND 1996
  AND FOR THE YEARS THEN ENDED:

  Statements of Assets Available for Benefits                                                                          2

  Statements of Changes in Assets Available for Benefits                                                             3-4

  Notes to Financial Statements                                                                                      5-7

SUPPLEMENTAL SCHEDULES:

  Assets Held for Investment Purposes as of July 31, 1997 - Item 27a                                                   8

  Series of Reportable Transactions for the Year Ended July 31, 1997 - Item 27d                                        9

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Committee for the Administration of the
 Rohr, Inc. Savings Plans:

We have audited the accompanying statements of assets available for benefits of the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements as of July 31, 1997 and 1996, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements as of July 31, 1997 and 1996, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of series of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of changes in assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
November 7, 1997

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF JULY 31, 1997 AND 1996
--------------------------------------------------------------------------------------------------

ASSETS                                                           1997                       1996
INVESTMENTS:
  At fair value:
    Shares of registered investment companies:
      Fidelity Growth and Income Portfolio                $     18,740,652          $   13,113,026
      Fidelity Short-Term Bond Portfolio                         6,117,211               6,468,407
      Fidelity Retirement Money Market Portfolio                   942,448                 541,993
    Rohr Stock Fund                                                865,948                 830,206
                                                          ----------------          --------------

ASSETS AVAILABLE FOR BENEFITS                             $     26,666,259          $   20,953,632
                                                          ================          ==============

See notes to financial statements.

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
 BY COLLECTIVE BARGAINING AGREEMENTS


STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                        SUPPLEMENTAL INFORMATION BY FUND
                                                     --------------------------------------------------------------
                                                                       Fidelity         Fidelity       Fidelity
                                                                        Growth           Short-       Retirement
                                                          Rohr           and              Term           Money
                                                          Stock         Income            Bond           Market
                                                          Fund         Portfolio        Portfolio      Portfolio       Total
ADDITIONS:
  Contributions:
    Employees                                          $ 61,277     $   633,454         $  284,808       $103,832      $ 1,083,371
    Employer                                             25,748         251,440            117,750         39,393          434,331
                                                       --------     -----------         ----------       --------      -----------
                                                         87,025         884,894            402,558        143,225        1,517,702
  Net realized and unrealized appreciation
    in fair value of investments                         64,927       4,972,336             28,086                       5,065,349
  Dividends and interest                                                750,158            398,865         39,312        1,188,335
                                                       --------     -----------         ----------       --------      -----------
                                                         64,927       5,722,494            426,951         39,312        6,253,684
                                                       --------     -----------         ----------       --------      -----------
                                                        151,952       6,607,388            829,509        182,537        7,771,386
DEDUCTIONS:                                            --------     -----------         ----------       --------      -----------
  Withdrawals and benefit payments                       66,557         991,489            795,604        176,915        2,030,565
  Administrative expenses                                   592          11,215             14,179          2,208           28,194
                                                       --------     -----------         ----------       --------      -----------
                                                         67,149       1,002,704            809,783        179,123        2,058,759
                                                       --------     -----------         ----------       --------      -----------
NET INCREASE PRIOR TO INTERFUND
  TRANSFERS                                              84,803       5,604,684             19,726          3,414        5,712,627
INTERFUND TRANSFERS                                     (49,061)         22,942           (370,922)       397,041
                                                       --------     -----------         ----------       --------      -----------

NET INCREASE (DECREASE)                                  35,742       5,627,626           (351,196)       400,455        5,712,627

ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                     830,206      13,113,026          6,468,407        541,993       20,953,632
                                                       --------     -----------         ----------       --------      -----------
ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                          $865,948     $18,740,652         $6,117,211       $942,448      $26,666,259
                                                       ========     ===========         ==========       ========      ===========

See notes to financial statements.

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS


STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1996
------------------------------------------------------------------------------------------------------------------------------------

                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                    ------------------------------------------------------------------
                                                                     Fidelity             Fidelity          Fidelity
                                                                     Growth                Short-           Retirement
                                                      Rohr            and                   Term              Money
                                                      Stock          Income                 Bond              Market
                                                      Fund          Portfolio             Portfolio          Portfolio       Total
ADDITIONS:
  Contributions:
    Employees                                        $ 56,319      $   485,814             $  320,720         $ 44,945   $   907,798
    Employer                                           17,758          144,741                 98,031           13,880       274,410
                                                     --------      -----------             ----------         --------   -----------
                                                       74,077          630,555                418,751           58,825     1,182,208
  Net realized and unrealized appreciation
    (depreciation) in fair value of investments       270,857        1,462,594                (95,240)                     1,638,211
  Dividends and interest                                               634,397                437,209           22,390     1,093,996
                                                     --------      -----------             ----------         --------   -----------
                                                      270,857        2,096,991                341,969           22,390     2,732,207
                                                     --------      -----------             ----------         --------   ----------
                                                      344,934        2,727,546                760,720           81,215     3,914,415
                                                     --------      -----------             ----------         --------   -----------
DEDUCTIONS:
  Withdrawals and benefit payments                     62,590        1,569,108                742,625              838     2,375,161
  Administrative expenses                               1,746           13,278                 11,070            1,508        27,602
                                                     --------      -----------             ----------         --------   -----------
                                                       64,336        1,582,386                753,695            2,346     2,402,763
                                                     --------      -----------             ----------         --------   -----------
NET INCREASE PRIOR TO INTERFUND
  TRANSFERS                                           280,598        1,145,160                  7,025           78,869     1,511,652
INTERFUND TRANSFERS                                   (16,848)         566,691               (655,262)         105,419
                                                     --------      -----------             ----------         --------   -----------
NET INCREASE (DECREASE)                               263,750        1,711,851               (648,237)         184,288     1,511,652

ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                   566,456       11,401,175              7,116,644          357,705    19,441,980
                                                     --------      -----------             ----------         --------   -----------
ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                        $830,206      $13,113,026             $6,468,407         $541,993   $20,953,632
                                                     ========      ===========             ==========         ========   ===========

See notes to financial statements.

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
 BY COLLECTIVE BARGAINING AGREEMENTS

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JULY 31, 1997 AND 1996
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following description of the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

   GENERAL - The Plan is a defined contribution savings plan, first made effective January 1, 1966, and restated December 1, 1994. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The purpose of the Plan is to provide a regular savings and investment program for eligible employees of Rohr, Inc. and its subsidiaries.


   PARTICIPATION IN THE PLAN - Employees of Rohr, Inc. (the "Company") are eligible to participate in the Plan if they: (1) are covered by a collective bargaining agreement specifying that they are to be covered by the Plan and
   (2) have completed 12 calendar months of employment.

   CONTRIBUTIONS UNDER THE PLAN - Upon enrollment in the Plan, each participant must elect to contribute certain dollar amounts, solely by payroll deductions made at each payroll date. The amount which may be specified and deducted from an Employee's payroll for each two week period ranges from $10 to $140.

   Effective for the last payroll period commencing in either February or June 1996, depending upon the bargaining unit of which the participant is a member, the Company will contribute an amount equal to fifty percent of the first $70 of the contribution made by each participant for any two-week period referred to above provided that the maximum Company contribution for any participant for any such two-week period shall be $35. Prior to the payroll periods referred to above, the Company's contribution was 25% of the first $70 of each participant's contribution for any two-week period. Notwithstanding the foregoing, the Company's aggregate contributions at any time will not exceed its then accumulated earnings and profits. The participants cumulatively vest 20% in the Company's contributions for each 12 months of service up to 100%.

   PARTICIPANTS' ACCOUNTS - Fidelity, the Plan's asset manager, maintains an account for each participant. The participants' accounts are credited for their contributions and the Company's contributions. The accounts are further adjusted for Plan fees and investment income or losses.

   WITHDRAWALS UNDER THE PLAN - Under the Plan, a participating employee or his legal successors will be entitled to a distribution of the value of the investments held in his or her account upon retirement, death, entry into the armed forces, permanent and total disability, layoff, or termination for other reasons. Upon termination of employment for any reason, participants have the option of deferring distribution of savings until the later of retirement or attainment of age 70-1/2. Active employees must make a total withdrawal by April 1 following the calendar year they attain the age 70-1/2.

   Distribution of benefits are paid in cash, except for distributions from that portion of a participant's account which is allocated to the Rohr Stock Fund, which may be paid wholly or partly in Rohr, Inc. common stock shares at the Plan administrator's discretion.

   A participant may voluntarily withdraw from the Plan but may not thereafter become a participant in the Plan again until 12 months have elapsed. The amount distributable upon withdrawal includes the full value of the investments held in the withdrawing participant's account attributable to his own contributions and the value of the investments attributable to that portion of the Company's contributions that has become vested.

   A participant may also make a partial withdrawal of the amounts in his or her account under the Plan if such a partial withdrawal is approved by the Plan administrator as being required to relieve financial hardship caused by such matters as illness or disability of the participant or a dependent member of his or her immediate family or a situation beyond the participant's control involving serious financial loss.

   Only one partial withdrawal may be made during any six month period, and for six months after such partial withdrawal no further contributions may be made by the participant or the Company for his or her account. Any partial withdrawal must be for at least $100, and any larger amount must be in added increments of $50. Withdrawals can only be made from fully vested Company contributions or from participant contributions that have been in the Plan at least seventeen quarters.

   FORFEITURE OF INTEREST UNDER THE PLAN - The value of investments in each participant's account attributable to the participant's own contributions is not subject to forfeiture. Any participant who voluntarily withdraws or whose employment is terminated for reasons other than retirement, layoff for four weeks or more, death, entry into the armed forces or permanent and total disability will forfeit that portion of the value of his account attributable to the Company's contributions in which no interest has vested.

   All amounts forfeited under the Plan will remain in the Plan and will be applied against future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against Company contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

   TERMINATION OF THE PLAN - The Company has the right to terminate the Plan at any time, except as provided in any applicable provision in a collective bargaining agreement whose term has not expired. Upon termination of the Plan, the entire amount of each participant's account (including that portion of the account attributable to the Company's contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.

2. SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING - The Plan's financial statements are prepared on the accrual basis of accounting.

   INVESTMENT VALUATION - Plan investments are stated at fair value, as determined by valuing securities at either closing prices on national stock exchanges or at the average of bid and ask quotations for those securities traded in the over-the-counter market.

   PAYMENT OF BENEFITS - Benefits are recorded when paid.

3. INVESTMENT OPTIONS

   Under provisions of the Plan, participants may invest their savings in any combination of 25% increments in the following funds:

      THE FIDELITY RETIREMENT MONEY MARKET PORTFOLIO - A portfolio invested in short-term money market securities with maturities less than 90 days.

      THE FIDELITY SHORT-TERM BOND PORTFOLIO - A portfolio invested primarily in investment grade debt securities.

      THE FIDELITY GROWTH AND INCOME PORTFOLIO - A portfolio invested in a combination of U.S. and foreign stocks and debt securities.

      THE ROHR STOCK FUND - A fund invested in the common stock of the Company.

4. TAX STATUS

   The Company has obtained a determination letter dated August 30, 1995 from the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code") and is exempt from Federal income tax under Section 501(a) of the Code. Management believes the Plan is currently designed and being operated in compliance with applicable requirements of the Code and that the Plan is qualified and the related trust is tax-exempt.


                                  * * * * * *

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(ITEM 27a OF FORM 5500)
31-Jul-97

-----------------------------------------------------------------------------------------------------
            IDENTITY OF ISSUE                    DESCRIPTION               COST          FAIR VALUE
Fidelity Growth and Income Portfolio              Mutual Fund          $11,401,414      $18,740,652
Fidelity Short-Term Bond Portfolio                Mutual Fund            6,173,589        6,117,211
Rohr Stock Fund                                   Mutual Fund              548,562          865,948
Fidelity Retirement Money Market Portfolio        Mutual Fund              942,448          942,448
                                                                       -----------      -----------
Total assets held for investment                                       $19,066,013      $26,666,259
                                                                       ===========      ===========

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS


SUPPLEMENTAL SCHEDULE OF SERIES OF REPORTABLE TRANSACTIONS
(ITEM 27d OF FORM 5500)
YEAR ENDED JULY 31, 1997
----------------------------------------------------------------------------------------------------------------------------
                                             Purchases                             Sales
                                         ----------------------    --------------------------------------------
                                                      Purchase                    Selling            Cost of       Net Gain
Description                              Number        Price       Number          Price             Assets         (Loss)
Fidelity Growth and Income
  Portfolio                               159      $2,261,577        110         $1,606,403         $1,141,499      $464,904

Fidelity Short-Term Bond
  Portfolio                               147         844,532        125          1,223,572          1,240,172       (16,600)

Fidelity Retirement Money
  Market Portfolio                         74         763,433         40            362,978            362,978

NOTE: The transactions included in this schedule meet the definition of reportable transactions under section 103 of the Employee Retirement Income Security Act of 1974 and consist of series of transactions during the year involving investment assets of an amount in excess of 5% of the current value of beginning Plan assets.